FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-09225

EFTEC Savings Plan

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

EFTEC SAVINGS PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

EFTEC SAVINGS PLAN

Page
Report of Independent Registered Public Accounting Firm	F–1

Statements of Net Assets Available for Benefits	F–2

Statement of Changes in Net Assets Available for Benefits	F–3

Notes to Financial Statements	F–4

Supplemental Schedule

I Schedule of Assets (Held at End of Year)	F–9

II Schedule of Reportable Transactions	F-10

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors

EFTEC Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the EFTEC Savings Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By: /s/ KPMG LLP

Minneapolis, Minnesota

June 13, 2006

EFTEC SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash	$256,544	86,793
Investments, at fair value	9,819,686	11,098,447
Receivables:
Participant contributions receivable	16,243	16,873
Employer contributions receivable	5,789	6,670
Accrued income	2,626	1,646

Net assets available for benefits	$10,100,888	11,210,429

See accompanying notes to financial statements.

F–2

EFTEC SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year-Ended December 31, 2005

Additions:
Contributions:
Participant contributions	$430,086
Employer contributions	181,333

Total contributions	611,419

Investment income:
Interest	21,904
Dividends	79,380
Net appreciation in fair value of investments	571,809
Other income	29,483

Total investment income	702,576

Deductions:
Participant distributions and withdrawals	(2,419,850)
Administrative expense	(3,686)

Total deductions	(2,423,536)

Net decrease	(1,109,541)
Net assets available for benefits:
Beginning of year	11,210,429

End of year	$10,100,888

See accompanying notes to financial statements.

F–3

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Description of the Plan

The following brief description of the EFTEC Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

EFTEC (the Employer) is a joint venture owned 70% by H.B. Fuller Company and 30% by EMS Chemie. The Plan is a contributory defined contribution plan established February 13, 1997, and became effective April 1, 1997. The Plan merged assets from separate plans formerly sponsored by H.B. Fuller Company and EMS-TOGO Corporation. Former plans included the H.B. Fuller Company Thrift Plan, the H.B. Fuller Profit Sharing Plus Plan, and the EMS-TOGO Corporation, a subsidiary of EMS Chemie, 401(k) Investment Plan. The Plan receives pre-tax contributions from participant payroll deductions with discretionary Employer matching and discretionary Employer profit sharing contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time United States EFTEC employees (excluding members of collective bargaining units) may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To participate, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 25% for nonhighly compensated participants, each subject to a statutory annual maximum of $14,000 for 2005.

The Employer matches 100% of an employee’s pre-tax contribution, up to 4% of the employee’s compensation in the form that matches the employee investment option allocation.

A participant’s contribution, and the allowable Employer match, may be invested in any combination of the following participant-directed return funds: H.B. Fuller Company stock, Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Wells Fargo S&P Midcap Index Fund, Van Kampen Common Stock Fund, Dodge & Cox International Stock Fund, Goldman Sachs Small Cap Value Fund and MSF International Growth Fund. A participant’s investment option for past and future contributions can be changed daily.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

F–4	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, and (d) discretionary Employer contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100% vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (7.25% at December 31, 2005). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2005 had interest rates ranging from 4.0% to 9.5% and mature at various dates through 2017. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2005 were $3,093.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all participants’ accounts will become fully vested.

F–5	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of investments in collective trust funds is based on the reported unit value of each fund at year-end. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2005 and 2004, approximately 24% and 26%, respectively, of the Plan’s assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

F–6	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(3)	Investments

The following represents the Plan’s investments at fair value at December 31, 2005 and 2004:

	2005		2004
H.B. Fuller Company Common Stock, 72,754 and 101,778 shares, respectively	$2,333,221	*	2,901,691	*
Wells Fargo Stable Return Fund, 35,386 and 43,219 shares, respectively	1,378,628	*	1,612,258	*
Wells Fargo Advantage Index Fund, 45,985 and 57,448 shares, respectively	2,302,471	*	2,788,534	*
Wells Fargo Advantage Growth Balanced Fund, 27,064 and 37,516 shares, respectively	788,361	*	1,122,486	*
Wells Fargo Advantage Small Company Growth Fund, 16,450 and 18,628 shares, respectively	489,052	*	573,183	*
PIMCO Total Return Bond Fund, 58,499 and 55,143 shares, respectively	614,241	*	588,373	*
Janus Twenty Fund, 7,281 and 8,921 shares, respectively	356,163		399,671
Janus Overseas Fund, 0 and 15,094 shares, respectively	—		366,170
Van Kampen Common Stock Fund, 11,586 and 15,216 shares, respectively	206,355		281,645
Wells Fargo S&P Midcap Index Fund, 7,804 and 5,816 shares, respectively	439,186		291,706
Dodge & Cox International Stock Fund, 4,872 shares	170,667		—
Goldman Sachs Small Cap Value Fund, 2,364 shares	99,496		—
MSF International Growth Fund, 15,287 shares	359,250		—
Participant loans receivable	282,595		172,730

	$9,819,686		11,098,447

*	Represents 5% or more of the Plan’s assets at the beginning of the Plan year.

F–7	(Continued)

EFTEC SAVINGS PLAN

Notes to Financial Statements

December 31, 2005 and 2004

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $571,809 as follows:

Wells Fargo Mutual Funds	$153,420
Janus Mutual Funds	36,183
H.B. Fuller Company Common Stock	235,343
Wells Fargo Stable Return Fund	67,436
PIMCO Total Return Bond Fund	(5,388)
Van Kampen Common Stock Fund	7,074
Dodge & Cox International Stock Fund	16,376
Goldman Sachs Small Cap Value Fund	4,416
MFS International Growth Fund	56,950

$571,809

(4)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated September 17, 2002 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which represents invested amounts in shares of stock of the parent company of EFTEC. H.B. Fuller Company is the holding company of the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2005 amounted to $304,315 and $1,108,129, respectively.

The Plan also invests in various funds managed by Wells Fargo Bank Minnesota, N.A. Wells Fargo Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 2005, the Trustee made purchases and sales of such securities amounting to $941,082 and $1,997,242, respectively.

F–8

Schedule I

EFTEC SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower or similar party	(c) Description	Units/ shares	(d) Cost	(e) Current Value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	72,754	$1,902,506	2,333,221
*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	35,386	1,195,253	1,378,628
*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Common Stock	45,985	2,049,455	2,302,471
*	Wells Fargo Minnesota, N.A.	Advantage Growth Balanced Fund Mutual Fund – Balanced	27,064	751,285	788,361
*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Common Stock	16,450	453,376	489,052
	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	58,499	627,859	614,241
	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	7,281	326,108	356,163
	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Pooled, Common and Collective	7,804	356,528	439,186
	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund, Common Stock	11,586	190,882	206,355
	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Common Stock	4,872	158,038	170,667
	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Common Stock	2,364	102,119	99,496
	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Common Stock	15,287	317,196	359,250
	Participant Loans	Participant loans receivable, interest at 4.0% to 9.5%, due at various dates through 2017		—	282,595

		Total investments			$9,819,686

*	Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

F–9

Schedule II

EFTEC SAVINGS PLAN

Schedule of Reportable Transactions*

Year ended December 31, 2005

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses incurred	Net gain
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	30		$304,315		304,315	293
Common Stock		37		1,108,129	996,772	1,653	111,356

Wells Fargo Stable	32		224,732		224,732	—
Return Fund		27		525,797	459,476	—	66,325

Wells Fargo Advantage	25		148,720		148,720	—
Index Fund		28		726,353	665,068	—	61,283

Wells Fargo Advantage	27		95,441		95,441	—
Growth Balanced Fund		30		462,486	425,184	—	37,294

Janus Overseas	19		152,805		152,805	—
Fund		7		518,145	497,970	—	20,174

MFS International	19		471,922		471,922	—
Growth Fund		13		170,209	161,577	—	8,634

Five percent of series of transaction by security issue:

Broker	Description	Principal Cash	Expenses incurred	Transaction with cost	Net gain
Spear Leeds & Kellogg	H.B. Fuller Company, Common Stock	$575,871	569	515,594	60,277

*	Transactions or series of transactions in excess of 5% of the current value of the Plan’s assets at December 31, 2005, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

F–10

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EFTEC SAVINGS PLAN

Date: June 29, 2006	By:	/s/ Todd Mestad
(Plan Administrator)